Consonance-HFW Acquisition Corp.

1 Palmer Square,

Suite 305, Princeton, NJ 08540

July 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert
Joe McCann
Travis McKoy
Angela Connell

Re: Consonance-HFW Acquisition Corp.

Registration Statement on Form S-4 (the “Registration Statement”)

File No. 333-256146

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Consonance-HFW Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 15, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Please contact Yasin Akbari, of Goodwin Procter LLP, counsel to the Company, at (617) 570-1013, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Gad Soffer
Gad Soffer
Chief Executive Officer